FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	January	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated January 5, 2005 (“EarthLink Wireless Introduces Upgraded BlackBerry Browser and Personalized Web Content")	Page No 3

Document 1

January 5, 2005

FOR IMMEDIATE RELEASE

EarthLink Wireless Introduces Upgraded BlackBerry Browser and Personalized Web Content

Wireless HTML Browser Enhancements Improve Performance and Enable Easy Access to Personalized Content

ATLANTA, GA and WATERLOO, ON—EarthLink (NASDAQ: ELNK), one of the nation’s leading ISPs and Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), a world leader in mobile communications, today announced the availability of an enhanced HTML wireless browser for the BlackBerry 7750™. The enhanced BlackBerry® Browser enables users to enjoy an improved wireless Internet experience by optimizing performance and presentation and seamlessly integrating with personalized content from EarthLink’s Personal Start Page. The BlackBerry browsing service, with full HTML support, is included at no additional cost from EarthLink Wireless. Supporting rich graphics and pictures, the BlackBerry Browser also incorporates compression technology that results in faster load times, bandwidth savings and battery life conservation.  With this enhancement, the BlackBerry 7750 from EarthLink displays most html-based websites, optimizing the appearance and size of content for the wireless handheld.   “By offering this browser upgrade EarthLink continues to build upon its reputation for creating an easy to use Internet experience,” said Brent Cobb, vice president, EarthLink Wireless.  “Faster than other mobile browsers, the BlackBerry 7750 from EarthLink lets subscribers quickly access their personalized content on the EarthLink Personal Start Page.” “Mobile professionals want wireless access to a variety of information on the go, including web content,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion.  “EarthLink is leveraging the power of this new BlackBerry browsing technology to offer a personalized web content experience for its customers. We think this will prove very popular.” EarthLink Wireless customers using the BlackBerry 7750 receive the free enhanced browser automatically over the network with no end user intervention required.   It now becomes a standard feature of the BlackBerry wireless data and voice offering from EarthLink which launched earlier this year and combines phone, email, Internet access and other applications, making EarthLink the first ISP to offer a complete wireless data and voice solution.   For more information or to sign up, visit www.earthlink.net/wireless or call 1-800-EARTHLINK.

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About EarthLink

“EarthLink revolves around you™.” As a leading national Internet service provider (ISP), Atlanta-based EarthLink has earned an award-winning reputation for outstanding customer service and its suite of online products and services. According to the J.D. Power and Associates 2004 Internet Service Provider Residential Customer Satisfaction StudySM, EarthLink is ranked highest in customer satisfaction among dial up and high-speed Internet Service Providers. Serving over five million subscribers, EarthLink offers what every user should expect from their Internet experience: high-quality connectivity, minimal drop-offs and ISP-generated intrusions, and customizable features. Whether it’s dial-up, high-speed, Web hosting, wireless voice and data services or “EarthLink Extras” like home networking, security or voice over IP, EarthLink provides the tools that best let individuals use and enjoy the Internet on their own terms. Learn more about EarthLink by calling (800) EARTHLINK or visiting EarthLink’s Web site at www.earthlink.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
David Blumenthal
EarthLink
404-748-7316
blumenthald@corp.earthlink.net

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	January 5, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller